BACON LAW GROUP
Thomas C. Bacon, Principal		1601 N. Sepulveda Boulevard, #349
TBacon@baconlawgroup.com		Manhattan Beach, CA 90266
(310) 880-2698

November 20, 2014

VIA EDGAR
Stephanie Hui, Esq.
Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549

Christina DiAngelo Fettig
Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc.
File Nos. 333-174873

Dear Ms. Hui and Ms. Fettig:

                    On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”) and in response to comments received telephonically from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Effective Amendment No. 8 (“Amendment 8”) to its Registration Statement on Form N-2 (File No. 333-174873), we submit this letter in response to your comments. Also included with this letter, as Exhibit 1 hereto, is a letter from the Company that contains certain representations of the Company regarding this response letter.

                    Concurrently with the filing of this letter, the Company has filed with the SEC its Post-Effective Amendment No. 9 to the Company’s Form N-2 (“Amendment 9”). For your convenience, we have set forth below the Staff’s comments in bold followed by our response.

                    Comment 1: Please discuss how the financial information contained in the Company’s selling prospectus complies with Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”).

                    In Amendment 9, at page 1, the Company states that it failed to fulfill its obligations under Section 10(a)(3) of the Securities Act regarding the updating of its financial statements for the period from May 1, 2014 until the Company suspended its offering on August 14, 2014. During this period, the Company sold 87,442.42 shares of its common stock for aggregate gross proceeds of $1,276,152. As a result of this violation, the Company has added risk factor disclosure on page 36 of Amendment 9 and included a discussion of this matter in Note 6 of its financial statements for the period ended September 30, 2014. The Company has also entered into an indemnification agreement with its Investment Adviser (the “Adviser”) pursuant to which the Adviser has agreed to indemnify the Company for certain losses the Company may sustain as a result of the Company’s violation of Section 10(a)(3). The indemnification agreement was filed as an exhibit to Amendment 9.

Stephanie Hui, Esq.
Christina DiAngelo Fettig
November 20, 2014

                    Comment 2:   Please discuss how the conversion of $98,753 in payables to the Adviser to 7,315 common shares complies with Section 23 of the Investment Company Act of 1940 (the “1940 Act”).

                    As is discussed on pages 7 and 51 of Amendment 9 and in Note 8 to the Company’s financial statements for the period ended September 30, 2014, on November 17, 2014, the Adviser made a cash contribution to the Company in the amount of $98,753 and the payable that had previously been converted was reinstated. In addition, the Adviser will make an additional cash contribution of $4,255, which represents interest on the contribution at a rate of 3.25% over approximately 16 months. The Adviser made this cash contribution in an effort to cure any potential violations of Section 23 of the 1940 Act.

                    The Company does not believe that this cash contribution requires any changes to any financial statements or reports that the Company filed for any prior periods. The issuance of the shares to anyone (including the Adviser) is governed by Maryland law that requires that there be valid consideration paid for the issuance of the shares. The extinguishment of the payable in exchange for the shares constituted valid consideration for the payment of the shares under Maryland law. The Staff has indicated that the original issuance of the shares to the Adviser may have violated Section 23 of the 1940 Act which (in relevant part) prohibits the Company from issuing its shares for anything other than cash. However, the fact that the issuance of the shares may have violated Section 23 of the Act does not change the fact that the shares were issued for valuable consideration in compliance with Maryland law. In other words, the Adviser paid for the shares when it converted the payable in July 2013 and the Adviser has continued to own all of those shares continuously from July 23, 2013 to the present.

                    As mentioned above, on November 18, 2014, in order cure the potential Section 23 violation, the Adviser contributed $98,753 in cash to the Company to pay for the shares. The Adviser will also make an additional payment of $4,255 to cover a reasonable interest component from July 2013 to the present. This contribution changed the manner in which the Adviser paid for its shares (from converting a payable to paying cash) but did not change the fact that the Adviser has been and continues to be the owner of those shares since July 2013.

                    Because the Adviser has been and continues to be the owner of all 14,815 held by it since July 2013, the Company’s outstanding equity and capitalization has not changed for any prior period and no changes are required to the Company previously filed financial statements and reports. As mentioned above, the Company did disclose the Adviser’s cash contribution both in Amendment 9 on the pages indicated and in its Form 10-Q for the quarter ended September 30, 2014 and the Company believes that this disclosure is sufficient.

                    Comment 3:   Please amend the Expense Reimbursement Agreement between the Company and the Adviser so that it is consistent with the guidance set forth in the AICPA Audit Risk Alert 2013/2014.

                    Response:   The Company and its Adviser have agreed to amend the Expense Reimbursement Agreement to make it consistent with the guidance set forth in the AICPA Audit Risk Alert 2013/2014. A description of the Expense Reimbursement Agreement, as amended, is included on pages 45, 49 and 79 of Amendment 9 and the agreement itself, as amended, is included as an exhibit to Amendment 9.

Stephanie Hui, Esq.
Christina DiAngelo Fettig
November 20, 2014

                    Comment 4:   Please discuss in greater detail the Company’s treatment of its organizational and offering costs.

                    Response:   Until the minimum offering was met at the end of June 2014, the Company was deferring the allocation and/or the reimbursement of offering costs as the amount of gross proceeds from the sale of its common shares had yet to be determined. Most of these Deferred Offering Costs were paid for by the Sponsor, requiring a corresponding payable until the minimum offering was completed. As of December 31, 2013 the only amounts reimbursed by the Sponsor were for operating expenses.

                    The amended and restated version of the Expense Reimbursement Agreement provides that the Adviser shall agree to pay up to 100% of the Company’s offering and organizational expenses until the Company has reached the Offering Threshold of $25,000,000. The Company acknowledges that the prior version of the Expense Reimbursement Agreement was ambiguous as it related to the treatment of offering costs, however the Company believes that the amended and restated version filed with Amendment 9 clears-up that ambiguity.

                    Upon the release of escrow on June 25, 2014, Deferred Offering Costs were charged to capital. Reimbursement is either stipulated by the Offering due to the cap on the total load allowed against gross proceeds, or taken under the conditions pursuant to the Expense Reimbursement Agreement. Accordingly, such costs were then recorded in accordance with the Expense Reimbursement Agreement.

                    The Company believes that the Company’s financial statements included in Amendment 9 are consistent with the amended and restated version of the Expense Reimbursement Agreement that is included as an exhibit to Amendment 9.

                    When the Company begins to make reimbursement payments to the Sponsor, it will first allocate payments to the repayment of operating expenses and second to the repayment for offering costs to the extent that no payment toward offering costs would exceed the limitations included in the Expense Reimbursement Agreement.

                    Comment 5:   Please discuss in greater detail the settlement procedure for amounts due to and due from the Company’s sponsor.

                    Response:   The Staff has raised questions regarding the Reimbursement Due from Sponsor included in the Company financial statements for both the year ended December 31, 2013 and the second quarter ended June 30, 2014. Specifically, the Staff raised questions about when these amounts would be settled. The Reimbursement Due From Sponsor included in both sets of financial statements covers payables for the Company’s Board of Directors and its Administrator as well as other contingent obligations that are not yet due. Both the Company’s independent directors, its Administrator and other third parties had previously agreed to defer the amounts owed to them until the Company is able raise sufficient capital from the offering of its shares and exit its start-up stage. However, we understand the Staff’s concerns regarding the length of time these reimbursements may remain outstanding. Accordingly, the Company and its Adviser have agreed to settle these reimbursements (other than truly contingent amounts that are not yet due) in the fourth quarter of 2014 through a combination of direct cash payments and the restructuring of the amounts owed the board. The exact details of the restructuring of the amounts owed to the Company’s directors will be disclosed as required as soon as the restructuring is finalized and all of these amounts will be reflected in the reports the Company files that cover the fourth quarter of 2014.

Stephanie Hui, Esq.
Christina DiAngelo Fettig
November 20, 2014

                    Comment 6:   The opinion of the Company’s auditor included on page F-11 of Amendment 8 refers to the Company as a “development stage company.” Please discuss why the Company is still considered a development stage company.

                    Response:   The Company did not complete its minimum offering of $2,500,000 until June 25, 2014 and, as a result, all proceeds from the Company’s offering of its securities were still being held in escrow as of the date of the financial statements included in Amendment 8. The Company was not able to commence its investment operations until it completed its minimum offering and the proceeds from the offering were released from escrow. The Company commenced its investment operations in the fourth quarter of 2014 and believes that it no longer should be considered a development stage company. However, in preparing its financial statements for subsequent periods, the Company will consider and review all applicable standards to determine whether it still should be considered a development stage company.

                    Comment 7:   The Staff noted that the headings of the Company’s financial statements do not exactly match the headings included in the opinion of the Company’s auditor. Specifically, the auditor’s opinion references the Company’s “statement of changes in net assets” while the actual statement on page F-14 of Amendment 8 is titled “Statement of Net Assets.”

                    Response:   In the Company’s 10-K for the year ended December 31, 2013, the audit opinion and financial statement were correctly referenced as the “Statement of Changes in Net Assets” however, in Amendment 8, the Company inadvertently changed the title of this statement. In Amendment 9, on pages F-4 and F-15, the Company has correctly titled these statements “Statements of Changes in Net Assets.”

                    Comment 8:   The opinion of the Company’s auditors included on page F-11 of Amendment 8 did not include the appropriate verification of the total amount of the Company’s securities owned as of the periods covered by the report.

                    The Company understands that it is the Staff’s position that, for business development companies, although the auditor is not required to include an appropriate verification of the total amount of the Company’s securities owned as of the periods covered by the report, it is the Staff’s position that it is a best practice for a BDC to have its auditor include such a verification. Accordingly, going forward, the Company will request that its auditor verify all of the securities owned by the Company, either by actual examination or by receipt of a certificate from the custodian, and affirmatively state in the audit opinion whether the auditor has confirmed the existence of all such securities.

                    Comment 9:   Please confirm that, going forward, the notes to the Company’s financial statements will include the Company’s financial highlights.

                    Response:  The Company’s financial statements for the year ended December 31, 2013 did not contain a note regarding the Company’s financial highlights since, as of that time, the Company had not completed its minimum offering and had not commenced its investment operations. As stated above, the Company did not satisfy its minimum offering until the end of June 2014 and did not commence its investment operations until the fourth quarter of 2014. As a result, the Company does not believe that a financial highlights note would provide any meaningful disclosure for any prior period. The Company will include a financial highlights note in its financial statements for each subsequent relevant period going forward.

Stephanie Hui, Esq.
Christina DiAngelo Fettig
November 20, 2014

                    Comment 10:   On page F-12 of Amendment 8, the Statement of Financial Position did not include the following items: (i) disclosure of the Company’s net asset value per share, (ii) captions for the Company’s total assets and total liabilities, and (iii) the amount of the Company’s shares outstanding as of December 31, 2012.

                    Response:  The Company will include these items in its Statements of Financial Position going forward to ensure that its statements include all of the requested and required items. These items are included in the Company’s Statements of Financial Position for the quarter ended September 30, 2014, included on page F-2 of Amendment 9.

                    Comment 11:   On page F-12 of Amendment 8, the Statement of Financial Position should include a reference to the notes to the Company’s financial statements that discusses the Company’s commitments to invest in portfolio companies and expenses subject to reimbursement.

                    Response:  In its Statements of Financial Position going forward, the Company will include a parenthetical reference to the notes to the Company’s financial statements that discuss its outstanding commitments and contingencies. It should be noted that, as discussed previously, the Company did not have any investments in portfolio companies as of December 31, 2013, and therefore had no commitments. The Statements of Financial Position for the quarter ended September 30, 2014, included at page F-2 of Amendment 9, includes a reference to the note that discusses the Company’s commitments. A discussion of the expenses subject to reimbursement by the Company is included in Note 2 of the Company’s financial statements for the year ended December 31, 2013, included on page F-9 of Amendment 9.

                    Comment 12:   Please explain why the titles to the financial statements included in Amendment 8 do not include references to the Company as a “Development Stage Company.”

                           Response:  The requirement regarding the development stage financial statements is in ASC 915-10-65-1 and it states that “The financial statements shall be identified as those of a development stage entity.” Footnote 1 to the financial statements identifies the Company as a company in the development stage. Although other registrants may have included notations in their headers noting that the Company is in the development stage, the Company does not believe that there is any requirement to do so.

                    Comment 13:   On page F-12 of Amendment 8, the Statement of Financial Position should include a parenthetical reference to the notes to the Company’s financial statements that discusses the Company’s liabilities due to its related parties.

                    Response:  In its Statements of Financial Position going forward, the Company will include reference to the notes to the Company’s financial statements that discuss amounts due to related parties. This reference is included in the Statements of Financial Position for the quarter ended September 30, 2014, included on page F-2 of Amendment 9.

Stephanie Hui, Esq.
Christina DiAngelo Fettig
November 20, 2014

                    Comment 14:   On page F-15, the Statement of Net Assets, did not include the following items: (i) the statement should be titled “Statement of Changes in Net Assets”, (ii) the statement should disclose parenthetically the balance of undistributed net investment income included in net assets at the end of the period; (iii) the statement should disclose parenthetically information regarding any share transactions, including the gross proceeds received by the Company, the sales load, and the operating costs charged to capital.

                    Response:  (i) As is previously discussed, in Amendment 9, the Company correctly titled its Statement of Net Assets as a “Statement of Changes in Net Assets.”

                    (ii) Going forward, the Company will include in its Statement of Changes in Net Assets a parenthetical disclosure of the balance of undistributed net investment income included in net assets at the end of the period. This disclosure was included in the Statement of Changes in Net Assets for the quarter ended September 30, 2014.

                    (iii) In the Statement of Changes in Net Assets for the quarter ended September 30, 2014 (page F-4 of Amendment 9), the Company included a reference to Note 3 to the financial statements, that contains the relevant share information. The Company will continue to include this information going forward.

                    Comment 15:   In the Notes to Financial Statements included on page F-16 of Amendment 8, the following changes should be made going forward: (i) the Description of Business and Summary of Significant Accounting Policies should be included as separate sections in the notes; and (ii) the reference to 7,500 shares in the fifth paragraph of that note should refer to “common” shares.

                    Response:  The Company made these changes to the notes to its financial statements for the period ended September 30, 2014, commencing on page F-6 of Amendment 9 and will continue to make these changes to its financial statements going forward.

                    Comment 16:   Going forward, in the description of the expense reimbursement agreement contained on page F-18 of Amendment 8, the Company should more clearly define and explain how it determined whether its “Operating Expense Objective” has been met. .

                    Response:  The amended and restated expense reimbursement agreement included as an exhibit to Amendment 9 no longer utilizes the term “Operating Expense Objective” or any similar term.

                    Comment 17:   Please explain why the determination as to whether the Company has met its Operating Expense Objective is made by the Company and its Sponsor and does not require the approval of the Company’s board of directors.

                    Response:  The amended and restated expense reimbursement agreement included as an exhibit to Amendment 9 no longer utilizes the term “Operating Expense Objective” or any similar term.

Stephanie Hui, Esq.
Christina DiAngelo Fettig
November 20, 2014

                    Comment 18:   Under its expense reimbursement agreement, once the Company has received at least $25 million in net proceeds from its offering, the Company is required to reimburse the Sponsor, or its affiliates, for any expense support payments it received from the Sponsor, or its affiliates, once the Company has achieved the Operating Expense Objective, as determined by the Company and the Sponsor. However, BDC’s who have entered into similar agreements are required to reimburse their sponsors only if (and only to the extent that), within three years of the date on which the sponsor funded such amount, the sum of the BDC’s net investment income and net capital gains exceeds the distributions paid by the BDC to its stockholders. Please explain why the Company’s agreement differs from this more typical structure.

                    Response:  As discussed above, the Company’s amended and restated expense reimbursement agreement included as an exhibit to Amendment 9 no longer utilizes the term “Operating Expense Objective” or any similar term. In addition, the revised agreement now provides that the Company is required to reimburse the Adviser only if (and only to the extent that), within three years of the date on which the sponsor funded such amount, the sum of the BDC’s net investment income and net capital gains exceeds the distributions paid by the BDC to its stockholders.

                    Comment 19:   On page F-18 of Amendment 8, please clarify the statement: “An additional $1,000 was owed to Triton Pacific Securities for Dealer Manager Fees as of December 31, 2013. This amount is expected to be repaid from the proceeds of the Offering.”

                    Response:  This amount refers to sales load owed to Triton Pacific Securities, the Dealer Manager (“TPS”), arising out of the sale of the Company’s securities. This amount was paid to TPS once the Company completed its minimum offering in June 2014 and the proceeds from its offering were released from escrow. We understand that it is the Staff’s position that sales loads should not appear on the Company’s books and records. The Company did not include any sales load in the Company’s financial statements for the quarter ended September 30, 2014 and will continue this practice going forward.

                    Comment 20:   On page F-18 of Amendment 8, the Company states that directors’ fees of $141,000 have been accrued through December 31, 2013. Please explain why the accrual of these fees should not be considered a loan by a related party to the Company.

                    Response:  As discussed previously, the Company only recently completed its minimum offering and only recently, in the fourth quarter of 2014, commenced its investment operations. Accordingly, the Company still feels that it is in its development stage. The Company believes that it is not atypical for directors to agree to accrue their director fees during the development stage of a company. The directors are under no obligation to continue to accrue their director fees and can request payment in full of their accrued director fees at any time. However, as is discussed in response to comment 5, above, we understand the Staff’s concerns regarding this issue. Accordingly, during the 4th quarter of 2014, the Company and its Board intend to restructure the fees owed to the Board to alleviate any concerns that the accrued fess may be considered a loan. The exact details of the restructuring of the amounts owed to the Company’s directors will be disclosed as required as soon as the restructuring is finalized and all of these amounts will be reflected in the reports the Company files that cover the fourth quarter of 2014.

                    Comment 21:   On page F-19 of Amendment 8, in the second paragraph above footnote 4, the Company states that “as of December 31, 2013, before the offset, approximately 77% of these liabilities were advanced for Deferred Offering Costs with the balance advanced for covering the operating expenses of the Company.” Please explain what is meant by that statement.

                    Response:  This statement refers to the fact that of the monies advanced to the Company by its affiliates, approximately 77% of the money advanced was applied to the Company’s deferred offering costs, with the remainder being applied to the Company’s operating expenses.

Stephanie Hui, Esq.
Christina DiAngelo Fettig
November 20, 2014

                    Comment 22:   On page F-19 of Amendment 8, Note 3 contains a reference to legal expenses under the heading of related party expenses. Please explain.

                    Response:  This amount refers to amounts advanced to the Company by related parties to cover the company’s legal expenses.

                    Comment 23:   On page F-20 of Amendment 8, Note 5 includes a discussion of a subsequent event that occurred on March 24, 2014, prior to the date of the opinion of the Company’s auditors. Please discuss why an event that occurred prior to the date of the opinion of the Company’s auditors would be included as a subsequent event.

                    Response:  In accordance with ASC 855, Subsequent Events are those events that occurred after the balance sheet date and before the date the financial statements are issued. As the financial statements were issued on March 31, 2014, the discussion of the events as of March 24, 2014 was properly included as a subsequent event.

                    Comment 24:   On page F-20 of Amendment 8, Note 5 contains the following statement: “Management has evaluated all known subsequent events through the date the accompanying financial statements were available.” Please confirm that the term “the date the accompanying financial statements were available” refers to March 31, 2014, the date of the opinion of the Company’s auditors.

                    Response:  This confirms that the term “the date the accompanying financial statements were available” does refer to March 31, 2014. Going forward, the Company will specify the actual date rather than using the language quoted above.

                    Comment 25:   Please confirm that Amendment 9 will contain an updated consent of the Company’s auditors.

                    Response:  Amendment 9 includes, as an exhibit, an updated consent of the Company’s auditors.

                    Comment 26:   Please update the Company’s N-2 to include financial information as of September 30, 2014, rather than March 31, 2014.

                    Response:  Amendment 9 contains financial information updated as of September 30, 2014.

                    Comment 27:   On the cover sheet of the Company’s N-2, please discuss how the Company determined that it expects to pay expenses equal to 2% of offering proceeds if all of the shares offered in the offering are sold.

                    Response:  As is discussed on page 18 of Amendment 9, the Company believes that offering expenses as a percentage of gross proceeds are expected to decline as gross proceeds increase. The Company estimates that its total offering expenses will be approximately $6,000,000 assuming its maximum offering. As a result, if the Company sells all 20,000,000 of the shares offered, the Company estimates that offering expenses will 2% of gross proceeds of the offering.

Stephanie Hui, Esq.
Christina DiAngelo Fettig
November 20, 2014

                    Comment 28:   Please confirm that once the Company begins to make distributions to its shareholders, it will include in its filings a table that discloses the source of the funds paid as distributions to shareholders.

                    Response:  To date, the Company has not paid any distributions to its shareholders. Once the Company begins to pay distributions, it will include a table that discloses the source of the funds paid as distributions to its shareholders, both in any post-effective amendments to its registration statement that it files after the Company first pays distributions and in its periodic reports covering any such periods.

                    Comment 29:   On page 2 of Amendment 8, please revise the first bullet point at the top of page 2 that reads “We are a new company with no operating history and will not commence operations…” with “We are a new company with no operating history and will not commence investment operations…”

                    Response:  The requested change was made to page 2 of Amendment 9.

                    Comment 30:   Please revise Amendment 8 to refer to the fact that the Company has already entered into both the administrative agreement and the investment advisory agreement.

                    Response:  The requested changes have been made to Amendment 9 at pages 8, 53, 56 and 79.

                    Comment 31:   On page 12 of Amendment 8, please revise the estimated use of proceeds to indicate that a portion of the proceeds from the offering shall be used to repay expenses advanced by the Company’s sponsor.

                    Response:  The requested changes have been made to Amendment 9 at page 13.

                    Comment 32:   With respect to the fee table contained on page 19 of Amendment 8, (i) please explain how you determined that offering expenses would be approximately 4% of the gross offering proceeds; (ii) please confirm that you correctly calculated the examples of expense amounts over the one, three, five and ten year periods reflected in the table; (iii) please confirm whether the Company continues to expect to sell $50 million of its common stock over the next 12 months following the effective date of this offering; and (iv) footnote 4 to the fee table calculates the applicable base management fee assuming the maximum offering of $300 million is sold. This amount is inconsistent with footnote 1, which assumes $50 million in gross proceeds from the offering. Please explain.

                    Response:   (i)     As is discussed above, the Company believes that offering expenses as a percentage of gross proceeds are expected to decline as gross proceeds increase. Assuming the Company sells $50,000,000 in gross proceeds from its offering, the Company estimates its offering expenses would be approximately $2,000,000. This estimate is consistent with the Company’s estimate that its total offering expenses would be approximately $6,000,000 assuming the maximum offering of $300,000,000.

Stephanie Hui, Esq.
Christina DiAngelo Fettig
November 20, 2014

                    (ii)     The Company calculated the hypothetical expense examples included on page 18 of Amendment 9 using the guidance set forth in the Appendix to the February 22 1994 Dear Registrant letter. The Company will henceforth calculate all expense examples according to this method in its prospectuses.

                    (iii)     The Company believes that $50 million is a reasonable estimate of the amount of common stock the Company expects to sell over the next 12 months. To date, the Company has raised $3,128,722 in connection with its offering, including $2,928,720 raised during the 2014 calendar year. However, it should be noted that although the Company’s N-2 was first declared effective in September 2012, the Company did not actually commence the selling of its securities until November 2013, after its post-effective amendment no. 7 was declared effective by the SEC and after it had cleared other regulatory hurdles, including approval of FINRA and approval of the majority of the states in which it attempts to sell. Further, the Company only recently completed its minimum offering and was unable to pay commissions to its dealer manager and any of its participating dealers until the minimum offering was completed. The Company later suspended its offering in August 2014 pending the Staff’s review of Amendment 8. All of these factors have caused delays in the Company’s offering. The Company believes that now that the minimum offering has been completed, once the Company is able resume its offering, its sales efforts will quicken going forward. However, the Company hereby undertakes that it will file and distribute a supplement to its prospectus to update the fee table as soon as it becomes apparent that $50,000,000 of gross proceeds will not be raised in 12 months.

                    (iv)     In Amendment 9 on page 19, the Company has amended footnote 4 to the fee table to reflect the assumption that $50 million in gross offering proceeds are raised.

                    Comment 33:   In the description of the expense reimbursement agreement on page 21 of Amendment 8, please include a description of the reason the Company and its sponsor entered into the agreement.

                    Response:  The requested disclosure is included in Amendment 9 at page 22.

                    Comment 34:   The first time the Company’s sub-adviser, ZAIS Group, LLC (“ZAIS”), is mentioned in the prospectus, you requested that we indicate that the appointment of ZAIS is subject to the approval of the Company’s stockholders

                    Response:  On the cover page of the prospectus included in Amendment 9, the Company states that the engagement of ZAIS was approved by the Company’s stockholders on September 16, 2014.

                    Comment 35:   You have asked us to state in the prospectus that only the Company’s stockholders of record as of July 28, 2014 (the record date for the Company’s special meeting of stockholders) will have the opportunity to vote on and approve the appointment of ZAIS as sub-adviser.

                    Response:  As disclosed in response to Comment 1, the Company’s stockholders approved the appointment of ZAIS at a special meeting held on September 16, 2014.

Stephanie Hui, Esq.
Christina DiAngelo Fettig
November 20, 2014

                    Comment 36.   Please confirm that if ZAIS is not approved as the Company’s sub-adviser at the special meeting of stockholders, the Company will file a supplement to its prospectus disclosing the failure of the stockholders to approve ZAIS as the sub-adviser.

                    Response.   The Company’s stockholders have approved the appointment of ZAIS.

                    Comment 37:   The prospectus should clearly state that Gemini Fund Services (“Gemini”) now serves as the Company’s transfer agent.

                    Response.   In the prospectus included in Amendment 9, all references to the transfer agent refer to Gemini and not TFA Associates. See pages 8, 48, 53, 56, 79 and 115 of Amendment 9.

                    Comment 38:   Please confirm in the prospectus that Gemini shall serve as the Company’s transfer agent, registrar and distribution paying agent.

                    Response.   We revised the prospectus included in Amendment 9 (under the heading “CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR” on page 115 of Amendment 9) to confirm that Gemini serves as the Company’s transfer agent, registrar and distribution paying agent.

                    Comment 39:   In the same section, please confirm that Bank of New York still serves as the Company’s custodian.

                    Response.   We revised the prospectus included in Amendment 9 (under the heading “CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR” on page 115 of Amendment 9) to confirm that Bank of New York continues to serve as the Company’s custodian.

                    Comment 40:   Please include the Investment Sub-advisory Agreement as an exhibit to the registration statement.

                    Response.   The Investment Sub-Advisory Agreement with ZAIS is incuded as an exhibit to Amendment 9.

                    We believe that Post-Effective Amendment No. 9 to the Registration Statement and this supplemental letter are responsive to the comments of the Staff. Should you wish to discuss any aspect of either, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.
Attorney for
Triton Pacific Investment Corporation, Inc.

Exhibit 1

TRITON PACIFIC INVESTMENT CORPORATION
10877 Wilshire Boulevard, 12th Floor
Los Angeles, CA 90024

November 20, 2014

VIA EDGAR
Stephanie Hui, Esq.
Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549

Christina DiAngelo Fettig
Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc.
File Nos. 333-174873

Dear Ms. Hui and Ms. Fettig.

          Reference is made to the letter dated November 20, 2014 from Thomas C. Bacon, counsel for Triton Pacific Investment Corporation, Inc. (the “Company”), responding to comments received telephonically from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Effective Amendment No. 8 to its Registration Statement on Form N-2 (File No. 333-174873).

          This letter shall confirm that the Company understands that it is responsible for the adequacy and accuracy of the disclosures in its filings. Furthermore, the Company acknowledges that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Commission from taking any action with respect to the filings and (ii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Craig Faggen
Craig Faggen, President,
Triton Pacific Investment Corporation, Inc.